

NEWS RELEASE

FOR IMMEDIATE RELEASE

November 9, 2009

CAPITOL FEDERAL FINANCIAL ANNOUNCES SPECIAL YEAR END DIVIDEND

Topeka, KS – Capitol Federal Financial (NASDAQ: CFFN) announced today that its Board of Directors ("Board") has declared a special year end cash dividend of $0.29 per share on outstanding CFFN common stock. This special year end dividend is the result of the Board's commitment initially announced in January 2005 to distribute to stockholders 25% of the annual net income of Capitol Federal Financial in excess of the total amount of dividends paid in the four regular quarterly dividends during the recently completed fiscal year.

Based upon publicly held shares outstanding on November 4, 2009, the following is the calculation determining the amount of the special year end dividend for fiscal year 2009.

Capitol Federal Financial Fiscal Year 2009 Net Income	$66,297,854
Regular Quarterly Dividends Paid during Fiscal Year 2009	41,772,907
Net Income in Excess of Regular Quarterly Dividends Paid	24,524,947
Amount Available for Special Year End Dividend (25% of excess)	6,131,237
Shares Eligible to Receive Dividends on November 4, 2009	21,099,982
Per Share Amount of Special Year End Dividend	$0.29

The special year end dividend is payable on December 4, 2009 to stockholders of record as of the close of business on November 20, 2009.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 42 branch locations in Kansas, nine of which are in-store branches. Capitol Federal Savings Bank employs 676 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or

obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com